UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of February, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐                    Form 40-F  ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated January 31, 2006 and Quarterly Report for the fourth quarter ended December 31, 2005
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2006	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Listed	Share Symbol	web site address:
TSX	CCO	cameco.com
NYSE	CCJ
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Higher Fourth Quarter Net Earnings
Company also announces stock split and higher dividends
Saskatoon, Saskatchewan, Canada, January 31, 2006
Cameco Corporation today reported its unaudited financial results for the fourth quarter and year ended December 31, 2005. All numbers in this release are in Canadian dollars, unless otherwise stated. All references to per share earnings are based on diluted amounts per share. For a more detailed discussion of our financial results, see the management’s discussion and analysis (MD&A) following this news release.
Fourth Quarter 2005

	Three	Three
Financial Highlights	Months Ended	Months Ended	%
($ millions except per share amounts)	Dec 31/05	Dec 31/04	Change
Revenue	522	361	45
Earnings from operations	57	46	24
Cash provided by operations (a)	91	59	54
Net earnings	81	37	119
Earnings per share — basic	0.47	0.21	124
Earnings per share — diluted	0.44	0.21	110
Adjusted net earnings (b)	74	37	100

(a)	After working capital changes.

(b)	2005 net earnings for the three months ended December 31 have been adjusted to exclude $7 million ($0.04 per share) in net earnings related to the gain on sale of ERA shares ($69 million) and the loss recognized in restructuring the Bruce Power limited partnership ($62 million). Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.
In the fourth quarter of 2005, our adjusted net earnings were $74 million ($0.40 per share), $37 million higher than in 2004, due to improved results in the uranium business and higher earnings from Bruce Power Limited Partnership (BPLP). These increases were partially offset by lower earnings in conversion services and gold as well as increased expenditures for administration and exploration. Due to the uneven timing of uranium and conversion deliveries as well as scheduled outages at BPLP, quarterly results are not a good indicator of Cameco’s annual results.
Cash from operations in the fourth quarter of 2005 was $91 million compared to $59 million in the fourth quarter of 2004. The $32 million increase reflects higher revenues compared to 2004,

partially offset by increased accounts receivable. Due to the timing of sales, the accounts receivable balance was $340 million at December 31, 2005, compared to $183 million at December 31, 2004.
Our earnings before taxes from the uranium business improved 73% to $71 million in the fourth quarter of 2005 compared to the same period last year, while the profit margin rose to 25% from 22% due to the higher realized selling price. Compared to the fourth quarter of 2004, revenue in our uranium business rose by 57% to $318 million, largely due to a 46% increase in sales volume and a 16% increase in our average realized selling price (US dollars) for uranium. The average realized price in Canadian dollars, however, increased by only 7% due to the strengthening Canadian dollar relative to the US dollar. The increase in our average realized price was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price.
Cameco’s pre-tax earnings from BPLP in the fourth quarter of 2005 increased to $30 million from $2 million in 2004, as a result of higher spot electricity prices in Ontario. During the quarter, the Ontario electricity spot price averaged $71 per MWh, compared to $51 per MWh in the fourth quarter of 2004. BPLP realized an average price of $57 per megawatt hour (MWh) in the fourth quarter from a mix of contract and spot sales, 21% higher than the price realized in the same period in 2004.
“Strong performance from our uranium and nuclear electricity generation businesses in the fourth quarter contributed to Cameco’s solid 2005 financial results,” said Jerry Grandey, noting the company set a record for uranium revenue for the fourth consecutive year. “Looking ahead to 2006, we expect improved results for uranium, conversion and nuclear electricity generation.”
Year to Date 2005

	Year	Year
Financial Highlights	Ended	Ended	Change
($ millions except per share amounts)	Dec 31/05	Dec 31/04%
Revenue	1,313	1,048	25
Earnings from operations	123	125	(2)
Cash provided by operations (a)	278	228	22
Net earnings	218	279	(22)
Earnings per share — basic	1.25	1.63	(23)
Earnings per share — diluted	1.21	1.56	(22)
Adjusted net earnings (b)	211	185	14

(a)	After working capital changes.

(b)	2004 net earnings for the year ended December 31 have been adjusted to exclude a net gain of $94 million ($0.55 per share) related to the Centerra restructuring transactions. 2005 net earnings for the year ended December 31 have been adjusted to exclude $7 million ($0.04 per share) in net earnings related to the gain on sale of ERA shares ($69 million) and the loss recognized in restructuring the Bruce Power limited partnership ($62 million). Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.
For 2005, our adjusted net earnings increased by 14% to $211 million ($1.17 per share) from $185 million ($1.01 per share) in 2004. The higher earnings are due largely to improved results in our uranium business and higher earnings from BPLP. The higher earnings were partially offset by reduced earnings in conversion services and gold as well as higher charges for administration and exploration.
In 2005, Cameco generated cash from operations of $278 million compared to $228 million in 2004. This increase of $50 million was mainly attributable to higher revenues in the uranium and gold businesses compared to the previous year and cash distributions received from BPLP. Due to the timing of sales, accounts receivable increased by $157 million year-over-year.
At December 31, 2005, our consolidated net debt to capitalization ratio was 9%, down from 13% at the end of 2004. On January 17, 2006, we used cash on hand to redeem a total of $150 million in debentures.
Outlook for First Quarter 2006
We expect that the proportionate consolidation of BPLP’s financial results will add about $60 million to our reported revenue for the first quarter of 2006. We project consolidated revenue in the first quarter of 2006 to be about 80% higher than in the first quarter of 2005 due to higher deliveries and improved prices in the uranium and conversion businesses and the inclusion of our share of BPLP revenue. We expect the operating results for these businesses to improve significantly compared to 2005.
Subject to weather dependent electricity prices, earnings from BPLP are projected to be significantly higher than in the first quarter of 2005 as there are no planned outages for the period. In the first quarter of 2005, the units were offline for 17 days.
We expect consolidated earnings for the first quarter of 2006 to be significantly higher than those of the first quarter of 2005.
The projections noted above assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price, cost and volume.
Outlook for the Year 2006
In 2006, Cameco expects consolidated revenue to grow by more than 40% over 2005 due to the improved uranium market and the proportionate consolidation of BPLP revenue. On a consolidated basis, our gross profit margin is projected to improve from 23% reported in 2005 to about 28% in 2006.
In the uranium business, we expect revenue to be about 20% higher due to a stronger realized price and increased sales volumes. We also anticipate that revenue from the conversion business will be about 20% higher than in 2005 due to an anticipated 15% increase in sales deliveries and an increase in the average realized selling price.

BPLP earnings in 2006 are projected to be marginally higher than in 2005 mainly as a result of fewer outages. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% and that there will be no significant changes in our current estimates for costs and prices.
Gold production in 2006 is forecast at 729,000 ounces, a decline of about 7% from 2005. Unit costs are expected to increase primarily due to lower ore grades at the Boroo and Kumtor mines.
This financial outlook for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian exchange rate of $1.15.
For 2006, the effective tax rate is expected to be in the range of 15% to 20%. This range is based on the projected distribution of income among the various tax jurisdictions being similar to that of 2005.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in the MD&A that follows this news release.
Stock Split and Dividend Notice
Cameco announced today that its board of directors has approved a two-for-one stock split of the company’s outstanding common shares. This will be completed through a stock dividend with all shareholders receiving one additional share for each share owned on the record date of February 17, 2006.
Shareholders who have Cameco stock certificates should retain them. The transfer agent, CIBC Mellon Trust Company, will mail new certificates on February 22, 2006. Upon completion of the stock split, the number of shares outstanding will total approximately 349 million. Cameco’s common shares are expected to begin trading on a split basis on February 15, 2006 on the Toronto Stock Exchange and February 23, 2006 on the New York Stock Exchange. The stock split will have no unfavourable tax consequences to shareholders in Canada or the United States.
Cameco also announced today that the company’s board of directors approved an increase in the annual cash dividend from $0.24 per share to $0.32 ($0.16 post-split) beginning in 2006. The quarterly dividend of $0.04 per common share (on a post-split basis) is payable on April 13, 2006 to shareholders of record on March 31, 2006.
“Cameco had a very successful year and is now well positioned to benefit from the resurging interest in nuclear energy,” said Jerry Grandey, Cameco’s president and CEO. “Our decision to split the stock and increase the dividend reflects our continuing confidence that we can continue to grow as a nuclear energy company producing uranium fuel and generating clean electricity.”

Conference Call
Cameco invites you to join its fourth quarter conference call on Wednesday, February 1, 2006 from 11:00 a.m. to 12:00 p.m. Eastern time (10:00 a.m. to 11:00 a.m. Saskatoon time).
The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. To join the conference on Wednesday, February 1, please dial (416) 695-6120 or (866) 905-2211 (Canada and US). An audio feed of the call will be available on the Web site at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our Web site, cameco.com, shortly after the call, and

•	on post view until midnight, Tuesday, February 14, by calling (416) 695-5275 or (888) 509-0081.
Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s Web site at cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer as well as a significant supplier of conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America, Australia and Asia, and holds a majority interest in Centerra Gold Inc., a leading North American gold producer.
- End -
For further information:

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

Fourth Quarter Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended December 31, 2005, as well as the audited consolidated financial statements for the company for the year ended December 31, 2004 and management’s discussion and analysis of the audited financial statements, both of which are included in the 2004 annual report and annual information form. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2004 annual report and annual information form are available at www.cameco.com.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A.
The following is a summary of the key sections of this MD&A:
•	Consolidated financial results for the fourth quarter and year 2005,

•	Consolidated outlook for the first quarter and year 2006,

•	Business segment results and outlook (uranium, conversion, nuclear electricity and gold),

•	Nuclear industry developments,

•	Liquidity and capital resources, and

•	Other items.

     Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three Months	Three Months	Year	Year	YOY
	Ended	Ended	Ended	Ended	Change
Financial Highlights	Dec. 31/05	Dec. 31/04	Dec. 31/05	Dec. 31/04%
Revenue ($ millions)	522	361	1,313	1,048	25
Earnings from operations ($ millions)	57	46	123	125	(2)
Cash provided by operations (a) ($ millions)	91	59	278	228	22
Net earnings ($ millions)	81	37	218	279	(22)
Earnings per share (EPS) — basic ($)	0.47	0.21	1.25	1.63	(23)
EPS — diluted ($)	0.44	0.21	1.21	1.56	(22)
Adjusted net earnings (b)	74	37	211	185	14
Average uranium (U3O8) spot price ($US/lb U3O8)	34.79	20.44	28.67	18.60	54
Average realized uranium price
• $US/lb U3O8	16.40	14.08	15.45	12.89	20
• $Cdn/lbU3O8	20.51	19.09	20.14	17.97	12
Average realized electricity price ($/MWh)	57	47	58	47	23
Average Ontario electricity spot price per megawatt hour ($/MWh)	71	51	68	50	36
Average realized gold price ($US/ounce)	476	430	433	397	9
Average spot market gold price ($US/ounce)	485	434	445	409	9

(a)	After working capital changes.

(b)	2004 net earnings for the year ended December 31 have been adjusted to exclude a net gain of $94 million ($0.55 per share) related to the Centerra restructuring transactions. 2005 net earnings for the three months and year ended December 31 have been adjusted to exclude $7 million ($0.04 per share) in net earnings related to the gain on sale of ERA shares ($69 million) and the loss recognized in restructuring the Bruce Power limited partnership ($62 million). Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.
FINANCIAL RESULTS
Earnings
In 2005, Cameco recognized an after tax gain of $69 million ($0.40 per share) on the disposal of our 12.8 million shares in Energy Resources of Australia. We also recorded an after tax loss of $62 million ($0.36 per share) related to the restructuring of the Bruce Power limited partnership. In 2004, Cameco recorded an after tax gain of $94 million ($0.55 per share) related to certain restructuring transactions that led to the creation of Centerra Gold Inc. (Centerra). The following discussion of consolidated earnings excludes these items to provide a more representative comparison of operating results.
All references to per share earnings or losses are based on diluted amounts per share.

Our results reflect the new partnership structure that was created on October 31, 2005, following the division of the Bruce Power site assets between Bruce B operations (Bruce Power Limited Partnership or BPLP) and Bruce A operations (Bruce A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP includes the four Bruce B units and does not include the A units.
Also on November 1, 2005, Cameco began to proportionately consolidate its share of BPLP’s financial results. Our move to this new method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities.
Consequently, our financial results for the first 10 months of 2005 reflect a six-unit operation, which is accounted for on an equity basis. For the remaining two months in the year, our results reflect a four-unit operation, which is accounted for on a proportionately consolidated basis.
Fourth Quarter
For the three months ended December 31, 2005, our adjusted net earnings were $74 million ($0.40 per share), $37 million higher than the adjusted net earnings of $37 million ($0.21 per share) recorded in 2004 due to higher earnings from BPLP and improved results in the uranium business. These increases were partially offset by higher expenses for administration and exploration.
For fourth quarter details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the fourth quarter of 2005, our total costs for administration, exploration, interest and other were about $57 million, $16 million higher than 2004. Of this, administration costs were $12 million higher due to stock compensation charges primarily attributable to increased share prices ($4 million), charges for post-retirement benefits ($2 million), business development costs at Centerra ($1 million), and expenditures for regulatory compliance, business process improvements and workforce maintenance.
Exploration expenditures rose by $4 million to $18 million due to increased exploration activity in both the gold and uranium businesses. In uranium exploration, a $3 million increase in expenditures was related to programs in Saskatchewan, Australia and the North West Territories (NWT). In the gold business, Cameco’s 53% owned subsidiary, Centerra, increased its exploration expenditures by $1 million compared to 2004. The higher charges reflect increased gold exploration activity in the Kyrgyz Republic and Mongolia.
During the fourth quarter, the company recorded a benefit related to a court decision finding that the resource surcharge paid to the Government of Saskatchewan was deductible in calculating taxable income. Previously, the surcharge had not been a tax deductible expense. As a result, the company recorded a $10 million recovery of income tax expense.
Our effective tax rate, excluding adjustments, increased to 16% in the fourth quarter from 10% in the same period of 2004 due to a greater proportion of total income being taxable in Canada.

Earnings from operations were $57 million in the fourth quarter of 2005 compared to $46 million in 2004. The aggregate gross profit margin decreased to 22% from 24% in 2004.
Year to Date
For the year ended December 31, 2005, our adjusted net earnings were $211 million ($1.17 per share), $26 million higher than the adjusted net earnings of $185 million ($1.01 per share) reported in 2004 due largely to improved results in our uranium business and higher earnings from BPLP. The improved earnings were partially offset by higher charges for administration and exploration.
For year to date details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” later in this report.
In 2005, Cameco’s total costs for administration, exploration, interest and other were about $178 million, $58 million higher than 2004. Of this, administration costs were $38 million higher due to stock compensation charges from increased share prices ($12 million), administration and business development costs at Centerra ($11 million), SOX compliance ($2 million), and community donations ($1 million). The remaining increase in administrative expenses was related largely to business process improvements, regulatory compliance and an increase in workforce.
Exploration expenditures rose by $21 million to $57 million due to increased exploration activity in both the gold and uranium businesses. Our uranium exploration expenditures increased by $8 million to $25 million and were related to programs in Saskatchewan, Australia and the NWT. In the gold business, Centerra increased its exploration expenditures by $13 million to $32 million compared to 2004. The higher expenditures reflect increased exploration activity in the Kyrgyz Republic and Mongolia.
Excluding the tax recovery related to resource surcharges and other adjustments, the effective rate for income taxes in 2005 increased to 20% from 17% in 2004 as a higher proportion of earnings came from higher tax jurisdictions.
Our earnings from operations were $123 million in 2005 compared to $125 million in 2004. Cameco’s aggregate gross profit was unchanged at 23%.
Quarterly Financial Results ($ millions except per share amounts)

Highlights	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	522	288	287	216	361	313	242	132
Net earnings	81	79	32	26	37	52	151	39
EPS — basic ($)	0.47	0.44	0.19	0.15	0.21	0.30	0.89	0.23
EPS — diluted ($)	0.44	0.43	0.18	0.15	0.21	0.29	0.83	0.23
Cash from operations	91	148	(45)	84	59	140	(17)	46
Revenue driven by deliveries in our uranium and conversion businesses tends to be higher in the fourth quarter. However, net earnings do not trend directly with revenue because they are significantly influenced by results from BPLP. Prior to November 1, 2005, the equity method of accounting was applied to the investment in BPLP and thus no BPLP revenue was recorded. On November 1, 2005, Cameco moved to proportionate consolidation of BPLP’s financial results. As such, for the fourth quarter of 2005, we have included our share of revenue, expenses and cash flows from the Bruce B reactors for November and December. Cash from operations tends to fluctuate due largely to the timing of deliveries and product purchases in the uranium and conversion businesses.
Cash Flow
In the fourth quarter of 2005, we generated $91 million from operations compared to $59 million in the same period of 2004. The increase of $32 million reflects higher revenues compared to 2004, partially offset by increased accounts receivable. Due to the timing of sales, the accounts receivable balance increased to $340 million at December 31, 2005, compared to $183 million at December 31, 2004
In 2005, Cameco generated record cash from operations of $278 million compared to $228 million in 2004. This increase of $50 million was mainly attributable to higher revenues in the uranium and gold businesses compared to the previous year and cash distributions received from BPLP. The increase was partially offset by a significant increase in accounts receivable year-over-year.
Balance Sheet
The proportionate consolidation of BPLP had a significant impact on our balance sheet at December 31, 2005, causing many of the reported amounts to increase considerably. The largest of the incremental values are provided in the following table.

Balance Sheet Item	$ Millions
Accounts receivable	65
Property, plant and equipment	520
Long-term investments	(428)
Accounts payable	91
Long-term debt	204
At December 31, 2005, our total debt was $859 million, an increase of $340 million compared to December 31, 2004. At December 31, 2005, our consolidated net debt to capitalization ratio was 9%, down from 13% at the end of 2004. On January 17, 2006, we used cash on hand to redeem a total of $150 million in debentures.
Compared to the end of 2004, our product inventories increased by $13 million. Most of the increase in inventory was attributable to higher unit costs due to increased costs for purchased uranium and conversion.
At December 31, 2005, our consolidated cash balance totalled $623 million with Centerra holding about $236 million of this amount.

Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value
Investment ($ millions)	Dec. 31/05	Dec. 31/05	Dec. 31/04

Centerra Gold Inc.	$411	$1,069	$845
UEX Corporation	11	167	81

Total	$422	$1,236	$926

Foreign Exchange Update
Cameco sells most of its uranium and conversion services in US dollars while most of its uranium and conversion services are produced in Canada. As such, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore, our uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.
In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and conversion services purchases, which provide a natural hedge against US currency fluctuations. While natural hedges provide this protection, the influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain (if a positive value) or loss (if a negative value) that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by generally accepted accounting principles) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. In all other circumstances mark-to-market gains or losses are reported in earnings as they occur.
During the quarter, the Canadian dollar weakened against the US dollar from $1.16 at September 30, 2005 to $1.17 at December 31, 2005.
At December 31, 2005, we had foreign currency contracts of $1,112 million (US) and EUR 32 million that were accounted for using hedge accounting and foreign currency contracts of $20 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2006	2007	2008	2009
$ millions (US)	467	370	195	100
EUR millions	9	11	7	5

These contracts have an average effective exchange rate of $1.25 (Cdn) per $1.00 (US), which reflects the original spot prices at the time contracts were entered into and includes deferred revenue.
At December 31, 2005, the mark-to-market value on all foreign exchange contracts was $37 million. At September 30, 2005, the mark-to-market value on all foreign exchange contracts was $72 million.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At December 31, 2005, deferred revenue totalled $26 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue (loss)	2006	2007	2008	2009
$ millions (Cdn)	29	3	(6)	—
In 2005, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and conversion sales less outlays denominated in US dollars. For the uranium and conversion services businesses in the fourth quarter of 2005, the effective exchange rate, after allowing for hedging, was about $1.25 compared to $1.36 in the fourth quarter of 2004. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
For 2006, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $4 million (Cdn).
Outlook for First Quarter 2006
We expect that the proportionate consolidation of BPLP’s financial results will add about $60 million to our reported revenue for the first quarter of 2006. Consolidated revenue in the first quarter of 2006 is expected to be about 80% higher than in the first quarter of 2005 due to higher deliveries and improved prices in the uranium and conversion businesses and the inclusion of our share of BPLP revenue. We expect the operating results for these businesses to improve significantly compared to 2005.
Subject to weather dependent electricity prices, earnings from BPLP are projected to be significantly higher than in the first quarter of 2005 as there are no planned outages for the period. In the first quarter of 2005, the units were offline for 17 days.
We expect consolidated earnings for the first quarter of 2006 to be significantly higher than those of the first quarter of 2005.
The projections noted previously assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price, cost and volume.

Outlook for the Year 2006
In 2006, Cameco expects consolidated revenue to grow by more than 40% over 2005 due to the improved uranium markets and the proportionate consolidation of BPLP revenue. On a consolidated basis, our gross profit margin is projected to improve to 28% from 23% reported in 2005.
In the uranium business, we expect revenue to be about 20% higher due to a stronger realized price and increased sales volumes. We also anticipate that revenue from the conversion business will be about 20% higher than in 2005 due to an anticipated 15% increase in sales deliveries and an increase in the average realized selling price.
BPLP earnings in 2006 are projected to be marginally higher than in 2005 mainly as a result of fewer outages. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% range and that there will be no significant changes in our current estimates for costs and prices.
Gold production in 2006 is forecast at 729,000 ounces, a decline of about 7% from 2005. Unit costs are expected to increase primarily due to lower ore grades at the Boroo and Kumtor mines.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian exchange rate of $1.15.
Administration costs are projected to be about 10% greater than in 2005. The increase in administration reflects higher charges for stock compensation, business development and costs to maintain the workforce. Exploration costs are expected to be about $55 million in 2006. Of this, $32 million is targeted for uranium.
For 2006, the effective tax rate is expected to be in the range of 15% to 20%. This range is based on the projected distribution of income among the various tax jurisdictions being similar to that of 2005.
In 2006, we expect total capital expenditures, including the gold business, to increase by 57% to $447 million. Capital expenditures are classified as growth or sustaining. Growth capital is defined as capital spent to bring on incremental production plus business development initiatives. The remainder is classified as sustaining capital.
For growth projects, total expenditures are projected to be $226 million, an increase of $96 million compared to 2005. The increase is attributable to:
•	development activity at Cigar Lake and Inkai,

•	expansion of production capacity at McArthur River and US ISL mines, and

•	equipment and infrastructure expenditures to increase mine life at Kumtor.
Expansion at McArthur River and development at Inkai are subject to regulatory approvals.
We expect sustaining capital expenditures to be higher in 2006 than in 2005 due to ongoing mine development work at McArthur River and Rabbit Lake, establishing freeze walls for two new mining areas at McArthur River, water treatment projects at Key Lake and Rabbit Lake, and well field expansions at the US ISL operations. Sustaining capital expenditures will also increase at conversion services to improve production processes and meet new regulatory requirements.

Capital Expenditures
(Cameco’s share in $ millions)	2006 Plan	2005 Actual
Growth Capital
McArthur River	$4	$9
US ISL	5	—
Cigar Lake	90	81
Conversion Services	3	—
Inkai	35	18
Gold[1]	89	22

Total Growth	$226	$130

Sustaining Capital
McArthur River/Key Lake	$42	$22
US ISL	28	19
Rabbit Lake	32	13
Conversion Services	38	18
Bruce Power (BPLP)[2]	39	23
Gold[1]	31	18
Other	22	16

Total Sustaining	$193	$29

Capitalized interest	28	26

Total	$447	$285

[1]	Represents 100% of Centerra’s expenditures

[2]	Includes Cameco’s proportionate share from November 1, 2005 forward.
Outlook Information
For additional discussion on the company’s business prospects for the first quarter of 2006 and for the full year, see the outlook section under each business segment.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium

•	Conversion services

•	Nuclear electricity generation

•	Gold

URANIUM
Highlights

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec. 31/05	Dec. 31/04	Dec. 31/05	Dec. 31/04
Revenue ($ millions)	318	203	690	581
Gross profit ($ millions)	80	45	159	104
Gross profit %	25	22	23	18
Earnings before taxes ($ millions)[1]	71	41	131	91
Average realized price
($US/lb)	16.40	14.08	15.45	12.89
($Cdn/lb)	20.51	19.09	20.14	17.97
Sales volume (million lbs)	15.5	10.6	34.2	32.3
Production volume (million lbs)	4.8	6.2	21.2	20.5

1 Excludes the gain from sale of ERA shares.
Uranium Results
Fourth Quarter
Compared to the fourth quarter of 2004, revenue from our uranium business rose by 57% to $318 million due largely to a 46% increase in sales volume. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers. Therefore our quarterly delivery patterns can vary significantly. An increase in the realized selling price also contributed to the higher revenue, rising by 16% (in US dollars) over the fourth quarter of 2004. The average realized price in Canadian dollars, however, increased by only 7% due to the strengthening Canadian dollar relative to the US dollar. The increase in the average realized price was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $34.79 (US) per pound in the fourth quarter of 2005 compared to $20.44 (US) in 2004.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DDR), was $238 million in the fourth quarter of 2005 compared to $158 million in 2004. This increase was attributable to the 46% rise in sales volume and the higher costs for purchased uranium. The unit cost of product sold rose by 3% compared to the fourth quarter of 2004.
Our earnings before taxes from the uranium business improved to $71 million from $41 million last year, while the profit margin rose to 25% from 22% in 2004 due to the higher realized selling price.
Year to Date
In 2005, we established a new record for uranium revenue for the fourth consecutive year. Revenue from the uranium business increased by 19% to $690 million in 2005 due to a higher realized selling price, which rose 12% in Canadian dollar terms (20% in US dollars) over 2004. The increase in the average realized price was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $28.67 (US) per pound in 2005 compared to $18.60 (US) in 2004. A 6% increase in sales volume also contributed to higher revenue in 2005.

Our total cost of products and services sold, including DDR, was $531 million in 2005 compared to $477 million in 2004. This increase was attributable to the 6% rise in sales volume and a 5% increase in the unit cost of product sold. The rise in the unit cost of product sold was due primarily to higher costs for purchased uranium.
Earnings before taxes from the uranium business improved to $131 million from $91 million last year, while the profit margin rose to 23% from 18% in 2004 due to the higher realized selling price.
Uranium Outlook for First Quarter 2006
Our earnings from the uranium segment are expected to be significantly greater than in the first quarter of 2005 due to higher sales volumes and realized prices. We expect deliveries to be more than double those of the first quarter of 2005 due to the timing of customer requirements. The realized price is projected to be about 30% greater than in the first quarter of 2005 due to higher realized spot prices under both fixed price and market-related contracts.
Uranium Outlook for the Year 2006
In 2006, we expect uranium revenue to be 20% higher than in 2005 due to a projected 16% improvement in the expected realized selling price (in Canadian dollars) and a 4% increase in deliveries. Uranium sales volume is expected to total more than 35 million pounds in 2006. Cameco’s share of uranium production for 2006 is projected to increase slightly to 21.4 million pounds of U3O8 from 21.2 million in 2005.
Uranium margins are expected to improve to about 29% compared to 23% in 2005.
The financial results outlook for the uranium business segment is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our mines or third-party sources, and

•	a US/Canadian spot exchange rate of $1.15.
Uranium Price Sensitivity
For deliveries in 2006, a $1.00 (US) per pound change in the uranium spot price from $33.00 (US) per pound would change revenue by about $4 million (Cdn) and net earnings by $2 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.22 (Cdn), which accounts for our currency hedge program.
Uranium Price Sensitivity (2006 to 2008)
Uranium contract terms generally reflect market conditions at the time the contract is negotiated. After a contract negotiation is completed, deliveries under that contract typically do not begin for up to four years in the future. As a result, many of the contracts in our current portfolio, particularly those signed prior to 2005, reflect market conditions when uranium prices were significantly lower. For example, 2003 was the first year that the spot price averaged over $11.00 (US) since the 1995-1997 period. Before that they were much lower, and only exceeded $11.00

(US) on a sustained basis in the years 1988 and earlier. To the extent contracts have fixed or low ceiling prices, they will yield prices lower than current market prices. Contracts signed prior to 2005 are rolling off at a rate of about 30% per year over the next several years.
As in previous years, we are continually in the market signing new contracts with deliveries beginning one to four years in the future. Generally, Cameco continues to maintain the target portfolio mix of 40% fixed prices (escalated by inflation) and 60% market related prices, and recently, is obtaining floor prices that escalate over time. In the current market environment of rapidly increasing uranium prices, this strategy has allowed Cameco to add increasingly favorable contracts to its portfolio while maintaining sensitivity to future price movements.
The table below shows an indicative range of average prices that Cameco would expect to realize under the current sales portfolio. The prices shown in the table are intended to show how Cameco’s uranium revenue may be impacted by various market price scenarios. This analysis makes a number of assumptions that are included as table footnotes.
As shown in the $35.00 (US) spot price scenario, Cameco would expect to realize an average price of $28.25 (US), or about 81% of the spot price, by 2008 if prices remain at or close to $35.00 (US). If spot prices rose to $45.00 (US), Cameco would expect to realize an average price of $32.75 (US), or about 73% of the spot price, by 2008. On the other hand, if prices fell to $25.00 (US), Cameco would expect to realize an average price of $23.50 (US), or about 94% of the spot price, by 2008.
Cameco Expected Average Realized Uranium Price
(In brackets, expressed as a % of Spot Price)
Current US $/lb U3O8

Spot Price	2006		2007		2008
$25	$18.25	(73%)	$19.75	(79%)	$23.50	(94%)
$35	$19.25	(55%)	$22.75	(65%)	$28.25	(81%)
$45	$20.50	(46%)	$25.75	(57%)	$32.75	(73%)
Key Assumptions:
•	2006 uranium sales volumes of about 35 million pounds U3O8 and similar sales volumes for 2007 and 2008,

•	sales volume estimates assume no interruption in the company’s supply from its own production or from third parties,

•	2006 sales volumes are fully committed, 2007 sales volumes are almost all committed and 2008 is less committed,

•	all uncommitted volumes are assumed to be delivered at the prevailing spot price,

•	the long-term price in a given year is assumed to be equal to the average spot price for that year,

•	all other price indicators are assumed to trend toward the spot price, and

•	the annual inflation rate is equal to 2.5%.

Cameco intends to continue targeting a 60 / 40 mix of market-related and fixed pricing mechanisms, however, as market conditions change, it may adjust this ratio. The overall strategy will continue to focus on achieving longer contract terms, floor prices that provide downside protection and retaining an adequate level of upside potential. Today, new contracts tend to reflect contract durations of up to 10 years or more, floor prices at about 80% of the prevailing spot price and, in the case of market price related contracts, exposure to higher prices. It is important to note that not all contracts are market related or have floor prices. This depends upon the other terms negotiated for the contract.
Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on December 31, 2005 was $36.38 (US) per pound U3O8, up 15% from $31.63 (US) at September 30, 2005. This compares to $20.60 (US) and $20.00 (US) for the same dates in 2004.
Spot market volume reported for the fourth quarter of 2005 was 6.5 million pounds U3O8 for a total of 34.8 million pounds in 2005. This compares to 2.7 million pounds in the fourth quarter of 2004 and a total of 19.4 million pounds for 2004.
Discretionary purchases, or purchases not for immediate consumption, accounted for about 66% of the 2005 spot volume – with almost 40% of the discretionary purchases attributable to investment and hedge funds. The large gap between spot and long-term prices early in 2005 resulted in a number of buyers, including many utilities, building inventory through discretionary spot purchases. The increase in 2005 spot market volumes is largely attributable to discretionary purchases by investment and hedge funds. If purchases by these groups were deducted from the total, the 2005 volume would be similar to the 2004 level.
Uranium Long-Term Market
Long-term contracting in 2005 is estimated to have been in excess of 240 million pounds U3O8, more than two and a half times the 90 million pounds U3O8 contracted in 2004.
The industry average long-term price (TradeTech and UxC) on December 31, 2005 was $36.13 (US) per pound U3O8, up from $32.50 (US) at the end of September 2005. This compares to $25.00 (US) and $23.00 (US) for the same dates in 2004.

Uranium Operations Update
Uranium Production

Cameco’s share of	Three Months	Three Months			2006
production	Ended	Ended	Year Ended	Year Ended	Planned
(million lbs U3O8)	Dec. 31/05	Dec. 31/04	Dec. 31/05	Dec. 31/04	Production
McArthur River/ Key Lake	2.7	4.0	13.1	13.1	13.1
Rabbit Lake	1.5	1.6	6.0	5.4	5.9
Smith Ranch/ Highland	0.4	0.4	1.3	1.2	1.6
Crow Butte	0.2	0.2	0.8	0.8	0.8

Total	4.8	6.2	21.2	20.5	21.4

McArthur River/Key Lake
In 2005, Cameco’s share of production at McArthur River/Key Lake totalled 13.1 million pounds. The operation approached the licensed annual production capacity limit of 18.7 million pounds by the end of November. Therefore, fourth quarter production was 2.7 million pounds versus 4.0 million pounds in the fourth quarter of 2004 as licenced capacity could not be exceeded. Quarter to quarter variation in production is typical and is a result of timing of plant maintenance shutdowns and normal variation in ore production. Cameco’s share of production for the first quarter of 2006 is expected to be 3.5 million pounds of U3O8.
The collective agreement for unionized employees at the McArthur River and Key Lake operations expired on December 31, 2005. Cameco has entered into negotiations with representatives from the United Steelworkers of America.
We have applied for an increase in the annual licensed capacity at McArthur River and Key Lake to 22 million pounds U3O8 per year compared to the current 18.7 million pounds. The Canadian Nuclear Safety Commission (CNSC) is considering the appropriate process to complete its review of the impacts associated with this proposed expansion. Once the process is identified, we will be in a better position to estimate the time required for the CNSC to reach a decision. If approval is received, we expect it will take about two years to ramp up production to a sustained level, with a planned production rate of approximately 21 million pounds. This production rate may change as we gain experience in ramping up production at this operation.
Continued drilling near the McArthur River mine area has yielded positive results. We are conducting additional confirmatory drilling in 2006.
Currently, McArthur River uses only raise boring to extract ore from the mine. As we expected from the start of mining, other mining methods may be used to maintain or expand production. In 2005, we determined a new mining method would be better suited for the upper zone #4 at McArthur River. The previous mining plan anticipated using raise boring, which required development in poor-quality ground above the ore zone. The proposed alternate mining method, boxhole boring, will allow development from a safer location. We have done some additional research on this method in 2005.

There is uncertainty in the estimated productivity of the boxhole boring method until we have fully developed and tested it. As a result, we have reclassified 108 million pounds U3O8 from proven to probable reserves. (Cameco’s share is 75 million pounds U3O8). Cameco plans to develop and test the boxhole boring method over the next four years, beginning in 2006.
We do not expect this change to significantly impact our long-term uranium production plans. Production from this zone is scheduled to begin in 2012.
In addition, the revisions to the proposed mining method for the upper zone #4 and re-interpretation of a small portion of zone #2 have resulted in a decrease in proven reserves at McArthur River of 12.9 million pounds U3O8 (Cameco’s share is 9 million pounds).
McArthur River’s proven and probable reserves at the end of 2004 was almost 420 million pounds (100% basis). The company’s annual update to its reserve base estimates is expected in March 2006 in its annual report and annual information form.
Rabbit Lake
Rabbit Lake produced 1.5 million pounds of U3O8 during the fourth quarter of 2005 and a total of 6.0 million pounds of U3O8 for the year. The additional production achieved relative to 2004 resulted from a significant increase in milled tonnage. Due to a planned mill shutdown, we expect production for the first quarter of 2006 to be 1.2 million pounds of U3O8. Total production for 2006 is targeted at 5.9 million pounds of U3O8.
The underground diamond-drilling reserve replacement program was again successful in 2005. Over 75 km of drilling was completed, contributing to a net increase of 2.8 million pounds U3O8 in reserves and 7.2 million pounds U3O8 in resources after accounting for the 2005 mine production. With further definition and test-hole drilling in 2006, we expect to further extend the mine life of Rabbit Lake.
Production mining of two new zones discovered from the reserve replacement program will be underway in the first quarter. More than four km of underground lateral development were completed in 2005, with the majority of the development focused on these two new zones.
Work continues on the environmental assessment (EA) to process a little over half of the uranium from Cigar Lake ore at the Rabbit Lake mill beginning in 2009. Guidelines that define the scope of the EA were approved by the province in November 2005 and were approved by the CNSC with only minor modifications in December 2005.
The technical information provided for McArthur River and Rabbit Lake was prepared under the supervision of Alain Gaston Mainville, who is the Manager, Mining Resources and Methods at Cameco and is a Qualified Person for the purpose of National Instrument 43-101.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ leach (ISL) mines produced 0.6 million pounds U3O8 in the fourth quarter of 2005 and a total 2.1 million in 2005. The operations are expected to produce 2.4 million pounds in 2006.

Uranium Projects Update
Cigar Lake
Construction began on January 1, 2005 and remains on schedule for completion in the first half of 2007, subject to regulatory approval. Once production begins, there will be a ramp-up period of up to three years before the mine reaches expected full production of 18 million pounds per year.
The capital costs for the Cigar Lake project are currently forecast at $520 million. Our share is 50% or $260 million. The permanent access road was connected to Saskatchewan provincial road 905 in November 2005 and is currently being utilized for material transport. The final grading of the road will occur in 2006. The development of the second shaft is approximately 85% complete and development of the underground workings is approximately 55% complete.
Inkai
The ISL test mine block 2 at Inkai, in Kazakhstan, produced about 0.1 million pounds U3O8 during the fourth quarter of 2005 and 0.5 million pounds U3O8 in 2005. Approval was received in the third quarter to increase the test mine’s output to 0.8 million pounds U3O8 in 2006. Construction to facilitate this increase is expected to be complete in the first quarter 2006.
The regulatory authorities have approved the EA and design plan for the commercial processing facility to be located at Inkai, block 1. Initial civil work at the main processing plant and well field drilling has begun. Commercial operation is scheduled for 2007. The costs, net of sales proceeds from Inkai test mine production, are capitalized until commercial production is achieved. We expect Inkai to ramp up to full production of 5.2 million pounds U3O8 per year by 2010.
Uranium Exploration
Millennium Deposit
We have increased indicated resources in pounds U3O8 by 32% at the Millennium deposit through our winter and summer drilling programs. To the end of 2005, indicated resources total 449,000 tonnes at 4.63% U3O8 containing 45.8 million pounds U3O8. A further 280,000 tonnes at 1.81% U3O8 containing 11.2 million pounds are classified as inferred resources. Cameco owns 41.9% and is the operator of the Cree Extension Joint Venture, which includes the Millennium deposit. The Cree Extension Joint Venture has approved a pre-feasibility study for Millennium as part of a 2006 work program. This program also includes further diamond drilling. Several holes will be drilled in the deposit while the majority of drilling will evaluate the limits of the deposit along the mineralized trend.
Regional Exploration
A pre-feasibility study was completed on the Dawn Lake 11A zone in Saskatchewan. The study assumed the open pit mining of the 11A zone and trucking of the ore to the Rabbit Lake mill located 20 kilometres to the southeast. The study concluded that at current uranium prices the project was uneconomic.
We continued to encounter promising results from drilling at the Collins Creek zone, which is located 6 km south of the Dawn Lake deposits. Six of the eight drill holes completed in 2005 returned significant uranium mineralization, with the best intercept being 5.62% U3O8 over 7.8 metres. The mineralized intercept thickness does not represent the true width. Recent exploration at Collins Creek has defined mineralization over a strike length of 650 metres and at depths of about 200 metres. However, the wide drill spacing does not permit a resource estimate at this time. We have planned an aggressive infill diamond-drilling program of 20 to 25 holes for 2006.
Further drilling on the Centennial Zone discovery on the Virgin River project in Saskatchewan has succeeded in expanding the known dimensions of this zone. Four of six holes drilled during the summer of 2005 intersected significant grades and widths of uranium mineralization, with the best intercept being 8.39% U3O8 over 3.9 metres.
As part of the expansion of Cameco’s uranium exploration activities, exploration commenced on several new land positions including projects in Nunavut, NWT, Quebec, and Australia during 2005. All new projects are at an early stage and will require several years of grassroots exploration to define more advanced targets.
Cameco plans to invest about $32 million in uranium exploration during 2006 as part of its long-term strategy to maintain its leadership position in uranium production.
CONVERSION SERVICES
Highlights

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec. 31/05	Dec. 31/04	Dec. 31/05	Dec. 31/04
Revenue ($ millions)	63	47	158	144
Gross profit ($ millions)	5	11	28	33
Gross profit %	8	23	18	23
Earnings before taxes ($ millions)	5	10	25	31
Sales volume (million kgU)[1]	7.0	5.4	16.6	16.9
Production volume (million kgU)	2.9	2.4	11.4	9.5

[1]	Kilograms of uranium (kgU)
Conversion Services Results
Fourth Quarter
In the fourth quarter of 2005, revenue from our conversion business rose by 34% to $63 million compared to the same period in 2004, as a result of a 30% increase in sales deliveries. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly. A 3% rise in the realized selling price also contributed to increased revenue. Most conversion sales are at fixed prices and have not yet fully benefited from the recent significant increase in uranium hexafluoride (UF6) spot prices.

In the fourth quarter of 2005, our total cost of products and services sold, including DDR, was $58 million compared to $36 million in 2004. This increase was attributable to the 30% rise in sales volume and a 24% increase in the unit cost of product sold, which was due primarily to higher costs for purchased conversion, which have trended up with the rise in the UF6 spot price.
In the fourth quarter of 2005, earnings before taxes from the conversion business decreased by $5 million compared to the fourth quarter of 2004, while the gross profit margin decreased to 8% from 24%. The lower profitability was due to the higher cost of purchased conversion coupled with the fixed prices of the sales contracts.
Year to Date
We established a new record for conversion services revenue in 2005. Revenue from the conversion business rose by 10% to $158 million compared to $144 million in 2004 due to an 12% improvement in the realized price. The benefit of the price improvement was partially offset by a decline in sales volumes, which were 2% lower than last year’s record deliveries.
The total cost of products and services sold, including DDR, was $130 million in 2005 compared to $111 million in 2004. This increase reflects a higher unit cost of product sold. The unit cost rose by 19% compared to 2004 due primarily to higher costs for purchased conversion, which have trended upward with the rise in the UF6 spot price. In 2005, the cost of purchased conversion has risen by about 50% compared to 2004, due to purchases made to replenish inventory drawn down as a result of the 2004 strike at the Port Hope facility.
In 2005, earnings before taxes from the conversion business were $25 million compared to $31 million in 2004 while the gross profit margin decreased to 18% from 23%.
Conversion Services Outlook for First Quarter 2006
For the first quarter of 2006, our conversion revenue is projected to be significantly higher than in the first quarter of 2005 due to an expected 38% increase in deliveries and a 4% improvement in the realized price. We expect the gross profit to be higher than in 2005 but the improvement will be offset somewhat by a higher cost of product sold.
Cameco expects to produce 3.7 million kgU in the first quarter of 2006, up slightly from 3.6 million kgU in the first quarter of 2005.
Conversion Services Outlook for the Year 2006
Cameco expects revenue from the conversion business to be nearly 20% higher than in 2005 due to an anticipated 15% increase in sales deliveries and a 5% improvement in the average realized selling price. We project the gross profit margin to be 18%, unchanged from 2005, as an expected increase in the unit cost is likely to offset the higher anticipated price.
We expect conversion sales volume to total about 19.0 million kgU in 2006 compared to 16.6 million kgU in 2005. Our planned production for 2006 is projected to be about 14.2 million kgU, up from 11.4 million kgU in 2005.

The financial results outlook for the conversion business segment is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.15.
Conversion Services Price Sensitivity Analysis
The majority of conversion sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio will be positively impacted by these higher fixed-price contracts.
UF6 Conversion Market Update
Spot market UF6 conversion prices did not change during the quarter. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	Dec. 31/05	Sept. 30/05	Dec. 31/04	Sept. 30/04
Average spot market price ($US/kgU)
• North America	11.50	11.50	9.00	9.00
• Europe	11.50	11.50	10.00	10.00
The industry average long-term prices (TradeTech and UxC) for North American and European conversion services are reported below.

	Dec. 31/05	Sept. 30/05	Dec. 31/04*	Sept. 30/04*
Average long-term price ($US/kgU)
• North America	12.00	12.00	10.00	10.00
• Europe	12.88	13.13	11.50	11.50

*	TradeTech only – UxC began publishing long-term prices in Jan 2005
Conversion Services Operations Update
Production
Port Hope Conversion Facility
We produced 2.9 million kgU as UF6 and UO2 in the fourth quarter of 2005 compared to 2.4 million kgU in the fourth quarter of 2004 at our Port Hope conversion plants. The higher production reflects the longer operating time in 2005. Total production for 2005 was 11.4 million kgU, up 21% from 9.5 million kgU for 2004, which mainly reflects the impact of a seven-week labour disruption in 2004.

At our mid-term licencing meeting, the CNSC expressed some concern that the local emergency response had limited capabilities to deal with all potential events of fire at the facility. We have made significant progress in enhancing our local emergency response capabilities including doubling the size of the emergency response team, increased training and certification as well as additional emergency response equipment. We also continue to offer additional training opportunities for the local municipal fire departments. A CNSC meeting is scheduled for the first quarter of 2006 to review the progress. Port Hope’s operating licence comes up for renewal in February 2007.
Blind River Refinery
At our Blind River refinery, unused capacity was utilized to produce additional production required to supply UO3 to Springfields Fuels Limited (SFL) under a UF6 toll conversion agreement announced last year. A record production of 15.1 million kgU as UO3 was produced in 2005 up 44% from 10.5 million kgU in 2004. In 2006, we expect the Blind River refinery to produce 18.0 million kgU as UO3 to feed both Port Hope and SFL conversion facilities. The 18 million kgU is a 19% increase over the UO3 production in 2005 and is the current licensed capacity of the plant.
We have filed a proposal with the CNSC to increase the licensed production capacity of the Blind River refinery to 24 million kgU per year from 18 million. Some relatively minor modifications are required at the refinery to achieve the increased capacity. These changes require an environmental assessment and regulatory approval. Cameco expects to complete the environmental assessment process in 2006.
NUCLEAR ELECTRICITY GENERATION
These results reflect the new partnership structure that was created on October 31, 2005 following the division of the Bruce Power site assets between Bruce B operations (Bruce Power Limited Partnership or BPLP) and Bruce A operations (Bruce A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP includes the four Bruce B units and does not include the A units.
Following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results on November 1, 2005. Our move to this new method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities. Consequently, our financial results for the first 10 months of 2005 reflect a six-unit operation, which is accounted for on an equity basis. For the remaining two months in the year, our results reflect a four-unit operation, which is accounted for on a proportionate basis.

Highlights
Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec. 31/05	Dec. 31/04	Dec. 31/05	Dec. 31/04
Output — terawatt hours (TWh)	6.2	7.4	30.8	33.6
Capacity factor (%)[1]	75	72	79	82
Realized price ($/MWh)	57	47	58	47
Average Ontario electricity spot price ($/MWh)	71	51	68	50
($ millions)
Revenue	405	355	1,858	1,583
Operating costs	307	345	1,273	1,178
Cash costs	258	301	1,079	1,017
- operating & maintenance	202	244	842	793
- fuel	15	17	73	68
- supplemental rent [2]	41	40	164	156
Non cash costs (amortization)	49	44	194	161
Income before interest and finance charges	98	10	585	405
Interest and finance charges	13	17	65	67
Earnings before taxes	85	(7)	520	338
Cash from operations	260	(6)	771	446
Capital expenditures	87	97	335	359
Operating costs ($/MWh)	43	46	40	35
Distributions	818	0	1,033	0

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Supplemental rent is about $27.5 million per operating reactor per year.
In the fourth quarter of 2005, BPLP generated cash from operations of $260 million compared to a net outflow of cash from operations of $6 million in the fourth quarter of 2004. The increase reflects higher revenue due to high electricity prices during the period. Capital expenditures for the fourth quarter of 2005 totalled $87 million compared to $97 million during the same period in 2004.
BPLP also distributed $818 million to the partners in the fourth quarter, including a $633 million distribution upon the completion of the restructuring. Cameco’s share was $258 million (including the $200 million received from the restructuring). The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

Cameco’s Earnings from BPLP

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
($ millions)	Dec. 31/05	Dec. 31/04	Dec. 31/05	Dec. 31/04
BPLP’s earnings before taxes (100%)[1]	85	(7)	520	338
Cameco’s share of pre-tax earnings before adjustments	27	(2)	164	107
Adjustments:
Sales contract valuation	3	6	13	21
Interest capitalization	—	—	—	2
Interest income on loan to BPLP	2	2	7	8
Fair value increments on assets[2]	(2)	(4)	(14)	(17)
Pre-tax earnings from BPLP[1]	30	2	170	121
BPLP Distributions	818	—	1,033	—
Cameco’s share	258	—	326	—

[1]	Excludes loss recorded on the restructuring of Bruce Power.

[2]	Reflects the amortization of Cameco’s excess purchase price over book value of assets.
Fourth Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $30 million (of which $25 million was accounted for under the equity method) compared to $2 million in 2004. This increase is due to a higher average realized price due to increased electricity spot prices.
Output
BPLP achieved a capacity factor of 75% in the fourth quarter of 2005, compared to 72% in the same period of 2004. During the fourth quarter of 2005, the BPLP units generated 6.2 TWh of electricity compared to 7.4 TWh in 2004, which included output from the two Bruce A units throughout the entire quarter.
Outlined below are the maintenance activities for BPLP that occurred during the fourth quarter of 2005.

Planned Outages
Bruce B Unit 5	• Returned to service on Dec. 22 following 66 days of planned and nine days of unplanned work to install new low-pressure turbine rotors and inspect boilers, fuel channels and safety systems.

Unplanned Outages
Bruce B Unit 6
•      Returned to service on Nov. 20 following an outage that began Nov. 18 to repair a cooling valve. Returned to service on Dec. 30 following an unscheduled outage that began Dec. 13 to inspect and repair the fueling machine.

During the fourth quarter of 2005, the BPLP reactors were offline for a total of 95 days (66 planned and 29 unplanned). In the fourth quarter of 2004, BPLP experienced 100 reactor days of planned maintenance and 35 days of unplanned outages.
Price
For the fourth quarter of 2005, BPLP’s revenue increased to $405 million from $355 million over the same period in 2004.
The realized price achieved from a mix of contract and spot sales averaged $57 (MWh) in the fourth quarter, higher than the $47 per MWh realized in 2004. During the quarter, the Ontario electricity spot price averaged $71 per MWh, compared to $51 per MWh in the fourth quarter of 2004.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the fourth quarter of 2005, about 53% of BPLP output was sold under fixed-price contracts. This is unchanged from the same period in 2004.
Cameco provides guarantees to customers under these contracts of up to $167 million. At December 31, 2005, Cameco’s actual exposure under these guarantees was $102 million. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to Ontario Power Generation (OPG) to support other BPLP commitments. Of these amounts, corporate guarantees have been issue for $24 million to CNSC and $58 million to OPG at December 31, 2005.
Costs
Operating costs (including amortization) were $307 million in the fourth quarter of 2005, compared with $345 million in the same period of 2004. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the fourth quarter of 2005 was $43 per MWh, compared with $46 per MWh in the fourth quarter of 2004.
Year to Date
Earnings Before Taxes
For 2005, BPLP earnings before taxes were $520 million prior to loss on disposition compared to $338 million in 2004. This increase primarily reflects higher realized electricity prices as a result of strong demand. This was partially offset by a 3% decrease in capacity factor compared to 2004. Year to date, Cameco’s earnings before tax from BPLP amounted to $170 million (of which $165 million was accounted for under the equity method) compared to $121 million for the same period in 2004.
Output
For 2005, the BPLP units achieved a capacity factor of 79%, compared with 82% in the same period last year. These units produced 30.8 TWh in 2005, a decrease of 2.8 TWh over the previous year. This decrease reflects:
•	the removal of units A3 and A4 output after October 31, 2005 from BPLP results due to the restructuring,

•	planned outages of units A3 and A4 prior to the restructuring,

•	planned outages on units B5 and B7, and

•	unplanned outages, including the 29-day outage of unit B6 to replace its main output transformer.
Price
For 2005, revenues totalled $1,858 million, compared to $1,583 million in 2004. During the year, BPLP’s realized price averaged $58 per MWh from a mix of contract and spot sales compared with $47 per MWh in 2004. The Ontario electricity spot price averaged about $68 per MWh during 2005, compared to $50 per MWh in 2004.
During 2005, about 48% of BPLP’s output was sold under fixed-price contracts, the same as in 2004.
Costs
For 2005, operating costs were $1,273 million compared with $1,178 million in 2004. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in 2005 was $40 per MWh, compared with $35 per MWh for 2004. The increase is primarily due to planned and unplanned outages and related outage costs.
BPLP’s Outlook for First Quarter 2006
Earnings from BPLP are projected to be significantly higher in the first quarter of 2006 compared to the first quarter of 2005 due to reduced outages. There are no planned outages for the Bruce B units in the first quarter of 2006, compared the first quarter of 2005 when the units were offline for 17 days.
BPLP’s Outlook for 2006
In 2006, capacity factors for the B units are expected to average in the low 90% range compared to 79% in 2005. For the year, a significant reduction in time and expenditure on refurbishment programs is anticipated, with only one planned Bruce B outage, which is expected to last for two months, beginning in the third quarter.
BPLP earnings in 2006 are projected to be marginally higher than in 2005 mainly as a result of lower outages. This earnings outlook assumes the B units will achieve the targeted capacity factor and that there will be no significant changes in our current estimates for costs and prices.

2006 BPLP Capital Expenditures (100% Basis)
BPLP capital expenditure program for the four B units is expected to total $123 million. This includes $69 million for sustaining capital, with the balance for power uprates, infrastructure and improvements.

	Bruce B	Common
2006 BPLP Capital Plan	Specific	Capital	Total BPLP

Category
Power Uprate	$12	$0	$12
Infrastructure	6	9	15
Improvement	12	15	27
Sustaining	53	16	69

Total Capital Plan	$83	$40	$123

Cameco expects that funding of these projects will come entirely from BPLP cash flows. However, available funds will depend on the electricity market prices and the operational performance of the BPLP reactors.
Electricity Price Sensitivity Analysis
BPLP has 13 TWh sold under fixed-price contracts for 2006. This would represent about 50% of Bruce B’s generation at its planned capacity factor. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
Nuclear Electricity Update
High fossil fuel prices throughout the fourth quarter helped maintain spot prices at seasonal highs. The impact of the high fuel prices was moderated only in November, when temperate weather and higher hydro generation resulted in spot prices declining from almost $76 per MWh in October to $58 per MWh in November. December saw spot prices increase significantly to almost $80 per MWh due to lower than expected nuclear generation and a rally in gas prices as cold weather hit the US Northeast in the early part of the month.
In December, the Ontario Power Authority published its Supply Mix Advice report which set out recommendations to the Minister of Energy for the future development of Ontario’s electricity system. The report recommended that nuclear generation maintain its current contribution of 50% of electrical energy in Ontario.
GOLD
Cameco owns about 53% of Centerra, which is listed on the Toronto Stock Exchange (TSX). Centerra began trading on the TSX under the symbol CG in June 2004. We transferred substantially all of our gold assets to Centerra as part of our strategy to unlock the value contained in these gold properties.
The operating results of Kumtor Gold Company (Kumtor) have been fully consolidated as of June 22, 2004. Prior to that, we proportionately consolidated our interest in Kumtor. We also fully consolidate the results of Boroo, Centerra’s gold mine in Mongolia. We adjust for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.
Financial Highlights

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec. 31/05	Dec. 31/04	Dec. 31/05	Dec. 31/04
Revenue ($ millions)	88	110	412	323
Gross profit ($ millions)	22	31	107	108
Gross profit %	25	28	26	34
Realized price ($US/ounce)	476	430	433	397
Sales volume (ounces) [1]	158,000	204,000	781,000	619,000
Production (ounces) [2]	167,000	205,000	787,000	641,000

[1]	Comprising of 100% of Boroo and one-third of Kumtor to June 22, 2004 and 100% thereafter.

[2]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
Fourth Quarter
In the fourth quarter of 2005, revenue from our gold business declined by $22 million to $88 million compared to the fourth quarter of 2004. This decrease was due to lower gold production at the Kumtor mine. The realized price for gold increased to $476 (US) in the quarter compared to $430 (US) per ounce in the fourth quarter of 2004, due to higher spot prices.
For the quarter, the gross profit margin for gold declined to 25% from 28% due to higher costs at Kumtor, largely the result of the lower production. Kumtor’s production was 99,000 ounces compared to 139,000 ounces in the fourth quarter of 2004. This decrease was due to a lower mill head grade that averaged 2.8 grams per tonne (g/t) compared to 4.0 g/t in 2004.
Production at Boroo was 68,000 ounces compared to 67,000 ounces in 2004. The average head grade of ore fed to the mill was 3.9 g/t compared to 4.5 g/t last year. In spite of the lower grade, production rose marginally due to a 17% increase in throughput.
Year to Date
In 2005, revenue from our gold business rose by $89 million to $412 million compared to 2004. This increase was due largely to the full consolidation of Kumtor’s results, a full year of production at Boroo and higher spot gold prices. The realized price for gold increased to $433 (US) in 2005 compared to $397 (US) per ounce in 2004, due to higher spot prices.
Gold revenue included proceeds from the sale of gold in the current period as well as deferred charges related to previously closed hedge contracts. The recognition of the deferred charges causes the realized gold price to vary relative to the average spot price for the period. In 2005, the deferred charges amounted to $7 (US) per ounce compared to $11 (US) per ounce in 2004.
Gold production at Kumtor was 501,000 ounces in 2005, 24% lower than in 2004 due mainly to a lower mill head grade that averaged 3.4 g/t compared to 4.4 g/t last year.
Boroo gold production in 2005 was 286,000 ounces compared to 218,000 ounces in 2004 due to a full year of production following the start of operations in 2004. The average head grade of ore fed to the mill was 4.2 g/t compared to 4.5 g/t last year.
Gold Market Update
The average spot market gold price during the fourth quarter of 2005 was $485 (US) per ounce and $513 (US) per ounce at year end. The average spot market gold price during the fourth quarter of 2004 was $434 (US) per ounce.
Gold Outlook for the First Quarter 2006
For the first quarter of 2006, profits from the gold business are projected to decline compared to the fourth quarter of 2005 due to higher cash costs at Kumtor and less production at Boroo where ore grades are expected to be lower.
Gold Outlook for the Year 2006
Based on Centerra’s current operations, total production for the year is forecast at 729,000 ounces, a decline of about 7% from 2005 primarily as a result of lower grades at the Kumtor and Boroo mines.
At Kumtor, production in 2006 is expected to decline to 461,000 ounces from 501,000 ounces in 2005, due to a lower mill head grade that is expected to average 3.3 g/t compared to 3.4 g/t in 2005.
For Boroo, the outlook for 2006 calls for production to decline to 267,000 ounces from 286,000 ounces in 2005, due to a lower mill head grade that is expected to average 3.9 g/t compared to 4.2 g/t in 2005.
Total unit cash cost for 2006 is expected to rise reflecting the lower projected production.
Centerra recently issued updated estimates on the reserves and resources at its operating mines. Reserves of 2.32 million ounces of gold have been added at Kumtor before accounting for mining of 614,000 ounces of contained gold in 2005. The reserve grade has also increased from 3.3 grams per tonne (g/t) gold to 3.8 g/t. At Boroo, reserves of 349,000 ounces of gold have been added which replaces reserves mined in 2005. Additionally, 2.5 million ounces of measured and indicated resources have been added to Centerra’s resource base.
As of December 31, 2005, on a 100% project basis, Centerra’s proven and probable reserves totaled 6.2 million ounces of contained gold (Cameco’s share is 3.2 million ounces). Based on these estimates, the additional reserves will extend the Kumtor mine life by almost three years and the Boroo mine life by more than one year. For more information, see Cameco’s news release dated January 23, 2006.
Gold Price Sensitivity Analysis
For 2006, a $25.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $21 million (Cdn), cash flow by about $20 million (Cdn) and net earnings by about $9 million (Cdn).
COMPANY DEVELOPMENTS
Zircatec Precision Industries
On December 2, 2005, Cameco announced it had reached an agreement to acquire a 100% interest in Zircatec Precision Industries, Inc. for approximately $108 million, including closing adjustments.
Zircatec manufactures metal components for nuclear fuel bundles at its plant in Cobourg, Ontario. A second plant in Port Hope, Ontario handles nuclear material and completes the fuel bundle fabrication process.
Cameco anticipates the agreement will close by early February 2006 after a number of agreement conditions are met including third party and regulatory approvals. The company plans to use cash to fund this acquisition that is expected to be moderately accretive to cash flow and earnings in 2006, assuming there is no significant change to existing revenue and costs.
NUCLEAR INDUSTRY DEVELOPMENTS
World Reactor News
In 2005, four reactors were connected to the electricity grid, two in Japan, one in India, and a refurbished reactor restarted in Canada. Three of these units entered commercial operation in 2005, and the other is expected to enter commercial operation in the first quarter of 2006. There were two reactor closures in 2005, both as a result of nuclear phase-outs, one in Germany and one in Sweden. The net result was a 2,570 megawatt electric (MWe) increase in nuclear capacity.
United States
In the Utility Sector
Consolidation continues in the US, with two utilities, FPL Group and Constellation Energy, agreeing to merge. The merger has been approved by both companies’ boards of directors, but is conditional upon shareholder approval and a number of regulatory approvals. The companies anticipate regulatory approvals will take nine to 12 months and intend to seek shareholder approval in the second quarter of 2006. The new company will retain the Constellation name and will be the third-largest nuclear plant operator in the United States, owning and operating seven nuclear power stations with 11 units, including FPL Group’s pending acquisition of the Duane Arnold nuclear station.

Military HEU
The US government has announced plans to remove 200 metric tons of excess military highly enriched uranium (HEU) from its stockpile. This is equivalent to approximately 8,000 nuclear warheads. Of the 200 metric tons, the US Navy will use 160 metric tons, 20 metric tons will be reserved for the space program and for research reactors, and 20 metric tons (equivalent to about 16 million pounds U3O8) will eventually be down-blended to low enriched uranium for use in civilian nuclear power reactors or research reactors. It is expected to take until approximately 2030 for all of the HEU designated for downblending to become available.
New Reactor Initiatives
New reactor capacity initiatives have progressed as Constellation Energy and Progress Energy have announced plans to submit combined construction and operating licenses (COL) for up to four new nuclear reactors respectively, while Duke Energy prepares COLs for two new plants. In total, ten entities have expressed an interest in proceeding with applications for either early site permits (ESP) or combined COLs for a potential new nuclear power plant, but there have been no firm commitments as yet. An early site permit does not guarantee automatic approval for a new reactor, but verifies a site’s suitability, environmental impact, and emergency planning concerns. This will simplify the application process when a utility files for a COL. Early site permits would be valid for 20 years, with the potential to be renewed for another 20 years. The COL process is intended to provide an accurate estimate of costs for building and operating a new nuclear plant. Several potential sites and reactor types have been identified with the potential for a new reactor to be completed as early as 2014 or 2015.
US EIA Forecast
The US Energy Information Administration (EIA), a statistical agency of the US Department of Energy, is now projecting a 9% increase in US nuclear capacity by 2030. This increase is assumed to be a result of three gigawatts electric (GWe) of uprates at existing plants and six GWe from new plants coming online between 2014 and 2020. The current nuclear projection is significantly more optimistic than previous forecasts, where the EIA had projected decreases in US nuclear generation due to the number of reactors retiring. Despite the increase in capacity, the EIA anticipates nuclear will represent only 10% of the overall mix in electricity generation in 2020, about half of what nuclear power contributes today. The US Nuclear Energy Institute has taken exception to this forecast and anticipates the US Energy Policy, signed in 2005, will result in significantly more than six new reactors.
Licence Extensions
Licence extensions continue, with a total of 39 US reactors granted 20-year licence extensions, while extensions for 39 more reactors have been applied for or their operators have indicated they intend to apply for life extensions. This amounts to over 75% of all US reactors.
Canada
On December 9, 2005, the Ontario Power Authority (OPA) released a report on how Ontario can meet its future energy needs. The report recommends about $70 billion in spending to ensure the province continues to have enough electricity to meet future needs over the next 20 years. Of that amount, $40 billion would need to be spent on nuclear in order to maintain the 50% share of Ontario electricity that nuclear power provides. In response to the report, OPG has recommended that the government make preparations for the construction of new reactors as soon as possible due to the amount of time required for planning and construction.
Asia/Europe
New Reactors
Construction has started at the second 300 MWe Chinese-supplied Chashma nuclear reactor in Pakistan. The plant is reported to cost $860 million (US) and grid connection is expected in 2011. The Pakistan Atomic Energy Commission has been directed under the country’s Energy Security Plan 2005 to bring 8,800 MWe of nuclear capacity online by 2030, and is planning to construct two further Chinese reactors, 600 MWe each.
Korea Electric Power Corp. has signed an agreement with Indonesia’s government-owned power utility, PLN, to conduct a joint study to look into the feasibility of constructing the first nuclear power plant in Indonesia. After the study is complete, Indonesia plans to issue an international tender for the construction of a 1,000 MWe nuclear power plant. The feasibility study is expected to take a year to complete.
The Turkish government reportedly will announce plans to build 5,000 MWe of nuclear power capacity to come online in 2012. It is expected to be largely privately financed.
In Japan, Chugoku Electric Power has announced the official start of construction for Shimane unit 3, a 1,375 MWe advanced boiling water reactor. Commercial operation is scheduled for December 2011.
Other Developments
Nuclear Power Economics
The World Nuclear Association released a new report entitled “The New Economics of Nuclear Power” which concludes that in most industrialized countries, new nuclear power plants offer the most economical way to generate base-load electricity. Nuclear power has become less expensive than fossil and any other form of electricity generation. Increased competitiveness of nuclear power is the result of cost reductions in all aspects of nuclear economics from construction to decommissioning. Standardized reactor designs, shorter construction periods, new financing techniques, more efficient generating technologies, increased capacity factors and longer plant lifetimes all add to the cost reductions.
Sweden Supports Nuclear
According to a survey conducted by polling organization Temo on behalf of Sweden’s Nuclear Training and Safety Center (KSU), 65% of respondents are against a decision to shut down Swedish reactors if they are still capable of producing electricity safely. Eighty percent of respondents said the most important environmental target within the energy sector is not to increase emissions of greenhouse gases, while 11% felt the protection of the country’s remaining undeveloped rivers against hydro-electric power development is their most important objective. Only 5% said a phase-out of nuclear power is the most important target.

Namibian Production
Rossing Uranium announced that it plans to invest $112 million (US) to extend the life of its Namibian uranium mine through to about 2016. After several years of uncertainty, Rio Tinto, the majority owner, has approved the life of mine proposal. It will take two years to return the mine to full production capacity with a target of producing 8.8 million pounds U3O8 annually. Rossing currently produces about 8 million per year.
LIQUIDITY AND CAPITAL RESOURCES
Changes in liquidity and capital resources during the fourth quarter included the following:
Commercial Commitments
Commercial commitments at December 31, 2005 decreased by 6% to $391 million from $416 million at September 30, 2005. Our obligations to provide financial guarantees supporting BPLP decreased by $31 million, while standby letters of credit increased by $6 million to the end of the quarter. At December 31, 2005, commercial commitments included standby letters of credit of $207 million and financial guarantees for BPLP of $184 million.
In 2005, Kumtor Gold Company entered into contracts to purchase plant and equipment for $62 million (US). These commitments are expected to be settled in 2006.
Credit Ratings
In addition to having issued common shares and convertible debentures, Cameco has one series of senior unsecured debentures outstanding and is a frequent issuer of commercial paper. On December 12, 2005, Cameco announced its intention to redeem in full $100 million of 6.9% debentures, due July 12, 2006 and $50 million of 7.0% debentures, due July 6, 2006. The redemption date was January 17, 2006. Moody’s Investors Service had been specifically contracted to rate these debentures and performs no other services for Cameco. Effective January 17, 2006, Moody’s withdrew its rating related to Cameco.
The following table provides Cameco’s remaining third party ratings for our commercial paper, senior debt and convertible debentures, as of December 31, 2005:

Dominion Bond Rating
Security	Service Limited	Standard & Poor’s
Commercial Paper Senior Unsecured Debentures Convertible Debentures	R-1 (low) A (low) BBB (high)	A-2 BBB+ Not Rated

Debt
As noted, Cameco announced its intention to redeem in full $100 million of 6.9% debentures, and $50 million of 7.0% debentures. The redemption prices under the trust indenture are based on the yield for a Government of Canada bond with the equivalent term to maturity plus 25 basis points for the 6.9% debentures and 34 basis points for the 7.0% debentures. The total redemption price of $152.1 million plus accrued and unpaid interest was paid on January 17, 2006. In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements.
Cameco has access to approximately $750 million in unsecured lines of credit. Commercial lenders have provided a $500 million unsecured revolving credit facility, available until November 30, 2010, with annual extension provisions. Up to $100 million of this facility can be used to support letters of credit. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2005, there were no amounts outstanding under this credit facility.
Cameco may borrow directly from investors by issuing commercial paper up to a maximum of $400 million. To the extent necessary, we use the revolving credit facility to provide liquidity support for its commercial paper program. At December 31, 2005, there were no amounts outstanding.
Cameco also has agreements with various financial institutions to provide up to approximately $250 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. Outstanding letters of credit at December 31, 2005 amounted to $207 million.
SHARE CAPITAL
At December 31, 2005, there were 174.8 million common shares and one Class B share outstanding. In addition, there were 4.4 million stock options outstanding with exercise prices ranging from $6.25 to $71.76 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 10.6 million common shares at a conversion price of $21.67 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued and unpaid interest. At current share prices, we expect existing holders to convert to equity.
Cameco announced today that its board of directors has approved a two-for-one stock split of the company’s outstanding common shares. This will be completed through a stock dividend with all shareholders receiving one additional share for each share owned on the record date of February 17, 2006. When the stock split is complete, the number of shares outstanding will total approximately 349 million.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Factors that could cause such differences, without limiting the generality of the foregoing, include: volatility and sensitivity to market prices for uranium, gold, conversion services and electricity in Ontario; the impact of the change in sales volume of uranium, conversion and fuel manufacturing services, electricity generated by BPLP, and gold produced by Centerra Gold Inc.; the financial results and operations of BPLP and Centerra Gold Inc.; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in production, reserve, decommissioning, reclamation and tax estimates; adverse mining conditions; unexpected geological or hydrological conditions; operating performance (including any disruption thereto) and life of the company’s and customer’s facilities; reduction in electricity generated due to unplanned outages or planned outages that extend beyond the scheduled period at BPLP’s facilities; environmental and safety risks including increased regulatory burdens and long term hazardous waste disposal; risks associated with the transport of uranium and chemicals and fuel used in the production process; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including nuclear energy, environmental, tax and trade laws and policies; demand for nuclear power; failure to replace production; failure to obtain and maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, re-regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failures and cave-ins; ability to maintain and improve positive labour relations; strikes or lock-outs; success of planned development projects; and other development and operating risks.
Although Cameco believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.
INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO Toronto Stock Exchange CCJ New York Stock Exchange Convertible Debentures CCO.DB Toronto Stock Exchange	Cameco Corporation 2121 — 11th Street West Saskatoon, Saskatchewan S7M 1J3 Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6 Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)
- End -

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Year Ended
	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Financial (in millions)
Revenue	$522	$361	$1,313	$1,048
Earnings from operations	57	46	123	125
Net earnings	81	37	218	279
Cash provided by operations	91	59	278	228
Working capital (end of period)			899	555
Net debt to capitalization			9%	13%

Per common share
Net earnings — Basic	$0.47	$0.21	$1.25	$1.63
— Diluted	0.44	0.21	1.21	1.56
Dividend	0.06	0.05	0.24	0.20

Weighted average number of paid common shares outstanding (in thousands)	174,466	172,727	173,932	171,445

Average uranium spot price for the period (US$/lb)	$34.79	$20.44	$28.67	$18.60

Sales volumes
Uranium (in thousands lbs U3O8)	15,506	10,642	34,208	32,299
Uranium conversion (tU)	7,007	5,354	16,642	16,896
Gold (troy ounces)	158,000	204,000	781,000	619,000
Electricity (TWh)	2.0	2.4	9.7	10.6
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Year Ended
Cameco Production	Share	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,645	4,005	13,066	13,066
Rabbit Lake	100.0%	1,520	1,565	6,022	5,427
Crow Butte	100.0%	200	208	832	826
Smith Ranch Highland	100.0%	397	364	1,342	1,242

Total		4,762	6,142	21,262	20,561

Uranium conversion (tU)	100.0%	2,873	2,421	11,448	9,481

Gold (troy ounces)
Kumtor (i)	100.0%	99,000	139,000	501,000	423,000
Boroo (ii)	100.0%	68,000	67,000	286,000	218,000

Total		167,000	206,000	787,000	641,000

(i)	Cameco’s effective ownership interest in Kumtor was 33.3% for the first six months of 2004.

(ii)	Quantity reported for Boroo in 2004 excludes 28,000 ounces produced prior to declaration of commercial production. Cameco’s effective ownership interest in Boroo is about 53%.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Year Ended
	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Revenue from
Products and services	$522,265	$360,681	$1,312,655	$1,048,487

Expenses
Products and services sold	341,099	214,389	814,032	623,125
Depreciation, depletion and reclamation	66,882	59,708	197,516	180,229
Administration	31,851	20,050	108,025	69,565
Exploration	17,680	13,900	57,468	35,972
Research and development	486	570	2,410	1,911
Interest and other [note 5]	7,612	6,837	12,103	14,264
Gain on sale of assets	(291)	(499)	(1,739)	(1,958)

	465,319	314,955	1,189,815	923,108

Earnings from operations	56,946	45,726	122,840	125,379
Earnings from Bruce Power	25,226	1,560	165,775	120,722
Other income (expense) [note 6]	(10,607)	725	(13,989)	133,421

Earnings before income taxes and minority interest	71,565	48,011	274,626	379,522
Income tax expense (recovery) [note 7]	(13,986)	4,656	30,257	73,285
Minority interest	4,409	6,650	26,738	27,452

Net earnings	$81,142	$36,705	$217,631	$278,785

Basic earnings per common share [note 8]	$0.47	$0.21	$1.25	$1.63

Diluted earnings per common share [note 8]	$0.44	$0.21	$1.21	$1.56

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Year Ended
	Dec 31/05	Dec 31/04

Retained earnings at beginning of period	$938,809	$694,423
Net earnings	217,631	278,785
Dividends on common shares	(41,747)	(34,399)

Retained earnings at end of period	$1,114,693	$938,809

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At
	Dec 31/05	Dec 31/04

Assets
Current assets
Cash	$623,193	$189,532
Accounts receivable	340,498	182,951
Inventories	399,675	386,936
Supplies and prepaid expenses	152,790	90,923
Current portion of long-term receivables, investments and other	8,303	898

	1,524,459	851,240

Property, plant and equipment	2,871,337	2,281,418
Long-term receivables, investments and other	196,747	732,262
Goodwill [note 10]	180,232	187,184

	3,248,316	3,200,864

Total assets	$4,772,775	$4,052,104

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$350,399	$231,697
Dividends payable	10,487	8,652
Current portion of long-term debt [note 3]	156,699	—
Current portion of other liabilities	17,553	17,317
Future income taxes	73,910	38,653

	609,048	296,319

Long-term debt [note 3]	702,109	518,603
Provision for reclamation	167,568	166,941
Other liabilities	124,780	31,086
Future income taxes	444,942	533,024

	2,048,447	1,545,973

Minority interest	360,697	345,611

Shareholders’ equity
Share capital	779,035	750,559
Contributed surplus	523,300	511,674
Retained earnings	1,114,693	938,809
Cumulative translation account	(53,397)	(40,522)

	2,363,631	2,160,520

Total liabilities and shareholders’ equity	$4,772,775	$4,052,104

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Year Ended
	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Operating activities
Net earnings	$81,142	$36,705	$217,631	$278,785
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	66,882	59,708	197,516	180,229
Provision for future taxes [note 7]	(36,160)	(10,860)	(51,723)	31,058
Deferred revenue recognized	(5,069)	(7,585)	(44,963)	(19,085)
Unrealized (gains) losses on derivatives	4,962	(3,594)	10,513	(7,217)
Stock-based compensation [note 9]	3,915	1,842	14,751	7,206
Gain on sale of assets	(291)	(499)	(1,739)	(1,958)
Earnings from Bruce Power	(25,226)	(1,560)	(165,775)	(120,722)
Equity in (earnings) loss from associated companies	735	(1,299)	(184)	(990)
Other (income) expense	10,254	569	16,577	(124,050)
Minority interest	4,409	6,650	26,738	27,452
Other operating items [note 11]	(14,461)	(21,122)	58,194	(22,666)

Cash provided by operations	91,092	58,955	277,536	228,042

Investing activities
Acquisition of net business assets, net of cash acquired	—	—	—	(3,717)
Additions to property, plant and equipment	(111,230)	(60,741)	(284,929)	(148,273)
Restructuring of Bruce partnership	200,000	—	200,000	—
Proceeds on sale of ERA shares	101,956	—	101,956	—
Increase in long-term receivables, investments and other	(688)	(6,451)	(6,077)	(10,466)
Proceeds on sale of property, plant and equipment	9,307	463	10,532	1,769

Cash provided by (used in) investing	199,345	(66,729)	21,482	(160,687)

Financing activities
Decrease in debt	(1,000)	(10,256)	(167,233)	(68,783)
Short-term financing	—	14,544	(14,544)	14,544
Issue of debentures, net of issue costs	—	—	297,750	—
Issue of shares	5,804	13,023	25,199	41,281
Subsidiary issue of shares	—	—	—	101,234
Dividends	(10,463)	(8,622)	(39,970)	(34,262)

Cash provided by (used in) financing	(5,659)	8,689	101,202	54,014

Increase in cash during the period	284,778	915	400,220	121,369
Exchange rate changes on foreign currency cash balances	113	(8,730)	(9,662)	(15,906)
Increase in cash due to accounting change	43,103	—	43,103	—
Cash at beginning of period	295,199	197,347	189,532	84,069

Cash at end of period	$623,193	$189,532	$623,193	$189,532

Supplemental cash flow disclosure
Interest paid	$5,798	$8,776	$26,610	$35,968
Income taxes paid	$8,405	$2,057	$48,429	$18,262

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2004 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

2.	Bruce Power L.P. (“BPLP”)
(a)	Summary Financial Information

Cameco holds a 31.6% limited partnership interest in BPLP. Prior to November 1, 2005, Cameco accounted for its interest in BPLP using the equity method. Since November 1, 2005, Cameco has proportionately consolidated its share of BPLP. For 2005, $114,000,000 of earnings before taxes was accounted for under the equity method.

(i)	Income Statements

	Year Ended
(millions)	Dec 31/05	Dec 31/04

Revenue	$565	$494
Operating costs	380	366

Earnings before interest and taxes	185	128
Interest	21	21
Loss on restructuring	47	—

Earnings before taxes	$117	$107

(ii)	Balance Sheets

(millions)	Dec 31/05	Dec 31/04

Current assets	$133	$123
Property, plant and equipment	415	706
Long-term receivables and investments	144	54

	$692	$883

Current liabilities	$98	$77
Long-term liabilities	354	356

	452	433

Equity	240	450

	$692	$883

(iii)	Cash Flows

	Year Ended
(millions)	Dec 31/05	Dec 31/04

Cash provided by operations	$244	$140
Cash provided by (used in) investing	103	(114)
Cash used in financing	(328)	(33)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	Financial Assurances

Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At December 31, 2005, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $166,700,000. Cameco’s actual exposure under these guarantees was $102,200,000 at December 31, 2005.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.
(c)	Restructuring

On October 31, 2005, a new Bruce A limited partnership was formed to hold the lease for the four Bruce A reactors. Cameco was not part of this new partnership but has maintained its existing 31.6% interest in BPLP, which retained ownership of the four Bruce B reactors. BPLP received an initial payment for the assets transferred to the Bruce A partnership which resulted in a special distribution to the partners. Cameco’s share of the special distribution was $200,000,000.

The reorganization involving Bruce A triggered a loss of about $62,000,000 (Cameco’s share after tax) and resulted in amendments to the existing partnership agreement. These amendments led to joint control among the three major partners. As a result, effective November 1, 2005, Cameco has proportionately consolidated its 31.6% interest. Prior to November 1, 2005, Cameco was using the equity method to account for this investment.
3.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at December 31, 2005 was approximately $794,000,000.

Cameco completed a $300,000,000 debt issuance on September 16, 2005 in the form of senior unsecured debentures. These debentures bear interest at a rate of 4.7% per annum and mature September 16, 2015.

Cameco has $50,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 7.0% per annum and mature July 6, 2006. Cameco also has $100,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and mature July 12, 2006. On December 12, 2005, Cameco announced its intention to redeem in full this $150,000,000 of debentures. The total redemption price of $152,104,000 plus accrued interest was paid on January 17, 2006.

4.	Share Capital
(a)	At December 31, 2005, there were 174,785,024 common shares outstanding.

(b)	Options in respect of 4,361,585 shares are outstanding under the stock option plan and are exercisable up to 2015. Upon exercise of certain existing options, additional options in respect of 60,800 shares would be granted.
5.	Interest and Other

	Three Months Ended		Year Ended
(thousands)	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Interest on long-term debt	$12,120	$9,886	$35,388	$40,014
Other interest and financing charges	400	1,694	1,600	3,870
Interest income	(5,573)	(2,107)	(10,517)	(4,819)
Foreign exchange losses	3,995	935	3,719	331
(Gains) losses on derivatives	4,783	(3,594)	7,754	(7,217)
Redemption of preferred securities	—	6,817	—	6,817
Capitalized interest	(8,113)	(6,794)	(25,841)	(24,732)

Net	$7,612	$6,837	$12,103	$14,264

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
6.	Other Income (Expense)

	Three Months Ended		Year Ended
(thousands)	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Restructuring of gold business	$—	$(566)	$—	$122,946
Restructuring of BPLP	(93,545)	—	(93,545)	—
Sale of investment in Energy Resources Australia Ltd	83,673	—	83,673	—
South Texas Project break fee	—	(8)	—	8,102
Dividends on portfolio investments	—	—	2,022	1,383
Writedown of portfolio investments	—	—	(6,323)	—
Equity in earnings (loss) of associated companies	(735)	1,299	184	990

Net	$(10,607)	$725	$(13,989)	$133,421

7.	Income Tax Expense (Recovery)

	Three Months Ended		Year Ended
(thousands)	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Current income taxes	$22,174	$15,516	$81,980	$42,227
Future income taxes	(36,160)	(10,860)	(51,723)	31,058

Income tax expense (recovery)	$(13,986)	$4,656	$30,257	$73,285

8.	Per Share Amounts

	Three Months Ended		Year Ended
(thousands)	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Basic earnings per share computation
Net earnings	$81,142	$36,705	$217,631	$278,785
Weighted average common shares outstanding	174,466	172,727	173,932	171,445

Basic earnings per common share	$0.47	$0.21	$1.25	$1.63

Diluted earnings per share computation
Net earnings	$81,142	$36,705	$217,631	$278,785
Dilutive effect of:
Convertible debentures	2,126	2,257	8,394	8,055

Net earnings, assuming dilution	$83,268	$38,962	$226,025	$286,840

Weighted average common shares outstanding	174,466	172,727	173,932	171,445
Dilutive effect of:
Convertible debentures	10,607	10,615	10,607	10,615
Stock options	2,677	2,815	2,307	2,169

Weighted average common shares outstanding, assuming dilution	187,750	186,157	186,846	184,229

Diluted earnings per common share	$0.44	$0.21	$1.21	$1.56

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Stock-Based Compensation

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 15,730,209, of which 9,806,437 shares have been issued.

For the year ended December 31, 2005, Cameco has recorded compensation expense of $14,751,000 (2004 - $7,206,000) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2005.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share after giving effect to the grant of these options in 2002 are:

	Three Months Ended		Year Ended
(thousands)	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Net earnings — as reported	$81,142	$36,705	$217,631	$278,785
Add: Stock option employee compensation expense included in reported net earnings	3,915	1,842	14,751	7,206
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards	(3,915)	(1,952)	(14,828)	(7,810)

Net earnings — pro forma	$81,142	$36,595	$217,554	$278,181

Pro forma basic earnings per share	$0.47	$0.21	$1.25	$1.62
Pro forma diluted earnings per share	$0.44	$0.21	$1.21	$1.55

The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
(thousands)	Dec 31/05	Dec 31/04

Number of options granted	1,315,590	2,085,000
Average strike price	$54.22	$22.84
Expected dividend	0.24	0.20
Expected volatility	34%	37%
Risk-free interest rate	3.5%	3.3%
Expected life of option	4 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$16.72	$6.78

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans

Commencing in 2005, Cameco provides each executive officer an annual grant of PSUs in an amount determined by the Board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the Board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2005, the total PSUs held by the executive was 98,100.

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. In 2005, sixty percent of each director’s annual retainer was paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining forty percent of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last twenty trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2005, the total DSUs held by participating directors was 141,314 (2004 – 125,679).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Options under this plan are not physically granted; rather employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2005, the number of options held by participating employees was 221,880 (2004 – 288,900) with exercise prices ranging from $9.61 to $54.08 per share (2004 – $9.61 to $21.03) and a weighted average exercise price of $24.24 (2004 – $16.70).

Cameco has recognized the following amounts for these plans:

	Three Months Ended		Year Ended
(thousands)	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Performance share units	$828	$—	$2,011	$—
Deferred share units	1,411	907	4,089	1,896
Phantom stock options	2,749	2,258	8,537	4,376

10.	Goodwill

The acquisitions undertaken as part of the gold restructuring were accounted for using the purchase method whereby assets and liabilities assumed were recorded at their fair market value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill.

Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2005, Cameco completed the goodwill impairment test for all reporting units. The results of this test indicated there was no impairment.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Year Ended
(thousands)	Dec 31/05	Dec 31/04	Dec 31/05	Dec 31/04

Inventories	$113,495	$5,583	$(21,079)	$(51,913)
Accounts receivable	(166,514)	(88,534)	(78,552)	4,660
Accounts payable and accrued liabilities	17,093	51,381	44,381	39,083
Bruce Power distributions	15,800	—	83,740	—
Other	5,665	10,448	29,704	(14,496)

Total	$(14,461)	$(21,122)	$58,194	$(22,666)

12.	Commitments and Contingencies
(a)	Cameco signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium UF6 conversion services from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL will annually convert a base quantity of five million kgU as UO3 to UF6 for Cameco.

(b)	A jury action was commenced by Oren Benton on November 28, 2000 in the State of Colorado, USA, against Cameco. The action claims in excess of $200,000,000 (US) for breach of contract, breach of duty of good faith and fair dealing, and tortuous interference with contractual relations and/or business expectations. Cameco’s motion to dismiss the claim was granted by Senior Judge Daniel B. Sparr by order filed November 15, 2002 and Mr. Benton’s claim was dismissed. Mr. Benton has unsuccessfully appealed this decision and his appeal to the Supreme Court of the United States was also denied.

On October 9, 2005, Oren Benton filed a claim in Regina, Saskatchewan. The claim is similar to the action he commenced in Colorado except it does not specify the amount of damages claimed. Management is of the opinion, after review of the facts with counsel, that the claim is completely without merit and that the outcome of this action will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(c)	Cameco’s wholly owned subsidiary, Power Resources Inc. (“PRI”), and two unrelated third parties have been sued in the United States District Court for the District of Wyoming by Mountain West Mines Inc. (“MWM”). MWM claims that PRI and the other defendants owe it royalties on uranium mined in the Powder River Basin of Wyoming (which encompasses the Highland and Smith Ranch operations). PRI’s exposure consists of unpaid royalties plus interest, and a continuing royalty on uranium from its operations within the Powder River Basin of approximately four percent of the selling price. MWM has submitted an expert report claiming that the amount of unpaid royalties is $6,690,755 (US) for the period 1993 through 2003 and the amount of interest thereon is $4,153,607 (US) as of January 7, 2005. The non-jury trial for this matter had originally been scheduled to start on June 20, 2005. The presiding judge had rescheduled the trial to August 5, 2005. On April 29, 2005, a hearing was held on MWM’s motion that the Statement of Defense filed by PRI and the other defendants be struck, and the competing motion by PRI and the two other defendants that MWM’s complaint be struck. The Magistrate Judge issued a report to the presiding judge on May 27, 2005 recommending that the defendant’s motion to strike MWM’s complaint be granted. The presiding judge endorsed the report of the Magistrate Judge and issued a judgment on September 15, 2005 dismissing MWM’s claim and awarding the defendant’s legal costs. The judgment is now being appealed.

Management is of the opinion, after review of the facts with counsel, that PRI will prevail and, therefore, this action will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(d)	In the fourth quarter, Kumtor Gold Company entered into contracts to purchase plant and equipment for $62,200,000 (US). These commitments are expected to be settled in 2006.

(e)	Annual supplemental rents of $26,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour, the supplemental rent reduces to $13,000,000 per operating reactor. In accordance with the Sublease Agreement, Bruce A L.P. will participate in its share of any adjustments to the supplemental rent.

(f)	On December 2, 2005, Cameco announced it had reached an agreement to acquire a 100% interest in Zircatec Precision Industries, Inc. for approximately $108,000,000, including closing adjustments. Zircatec manufactures metal components for nuclear fuel bundles at its plant in Cobourg, Ontario. A second plant in Port Hope, Ontario handles nuclear material and completes the fuel bundle fabrication process. Cameco anticipates the agreement will close by early February 2006 after a number of agreement conditions are met including third party and regulatory approvals. The company plans to use cash to fund this acquisition that is expected to be moderately accretive to cash flow and earnings in 2006, assuming there is no significant change to existing revenue and costs
13.	Subsequent Event

On January 31, 2006, the board of directors approved a split of the company’s outstanding common shares on a two-for-one basis. The stock split was effected in the form of a stock dividend of one additional common share for each share owned by shareholders of record at the close of business on February 17, 2006.
14.	Segmented Information

			(a)			(a)
For the three months ended December 31, 2005	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$318,480	$62,533	$115,779	$88,440	$585,232	$(62,967)	$522,265
Expenses
Products and services sold	202,362	53,006	64,379	51,376	371,123	(30,024)	341,099
Depreciation, depletion and reclamation	35,916	4,271	18,448	14,875	73,510	(6,628)	66,882
Exploration	8,868	—	—	8,812	17,680	—	17,680
Research and development	—	486	—	—	486	—	486
Other (income) expense	(82,888)	—	96,860	—	13,972	(1,089)	12,883
Gain on sale of assets	(7)	(127)	—	—	(134)	—	(134)
Earnings from Bruce Power						(25,226)	(25,226)
Non-segmented expenses						—	37,030

Earnings before income taxes and minority interest	154,229	4,897	(63,908)	13,377	108,595	—	71,565
Income tax recovery							(13,986)
Minority interest							4,409

Net earnings							$81,142

			(a)			(a)
For the three months ended December 31, 2004	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$203,486	$46,944	$117,269	$110,251	$477,950	$(117,269)	$360,681
Expenses
Products and services sold	128,272	33,281	93,683	52,836	308,072	(93,683)	214,389
Depreciation, depletion and reclamation	30,417	3,040	18,801	26,251	78,509	(18,801)	59,708
Exploration	5,416	—	—	8,484	13,900	—	13,900
Research and development	—	570	—	—	570	—	570
Other (income) expense	(1,306)	—	3,225	560	2,479	(3,225)	(746)
Gain on sale of assets	(299)	—	—	(200)	(499)	—	(499)
Earnings from Bruce Power						(1,560)	(1,560)
Non-segmented expenses							26,908

Earnings before income taxes and minority interest	40,986	10,053	1,560	22,320	74,919	—	48,011
Income tax expense							4,656
Minority interest							6,650

Net earnings							$36,705

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 [note 16] and the associated revenues and expenses prior to restructuring are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

			(a)			(a)
For the year ended December 31, 2005	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$690,063	$157,672	$577,825	$412,108	$1,837,668	$(525,013)	$1,312,655
Expenses
Products and services sold	428,547	120,175	315,457	230,955	1,095,134	(281,102)	814,032
Depreciation, depletion and reclamation	102,069	9,774	76,633	73,853	262,329	(64,813)	197,516
Exploration	25,699	—	—	31,769	57,468	—	57,468
Research and development	—	2,410	—	—	2,410	—	2,410
Other (income) expense	(79,513)	—	109,102	—	29,589	(13,323)	16,266
Gain on sale of assets	(206)	(127)	—	(1,249)	(1,582)	—	(1,582)
Earnings from Bruce Power						(165,775)	(165,775)
Non-segmented expenses						—	117,694

Earnings before income taxes and minority interest	213,467	25,440	76,633	76,780	392,320	—	274,626
Income tax expense							30,257
Minority interest							26,738

Net earnings							$217,631

			(a)			(a)
For the year ended December 31, 2004	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$581,454	$144,474	$513,407	$322,559	$1,561,894	$(513,407)	$1,048,487
Expenses
Products and services sold	377,903	101,895	313,493	143,327	936,618	(313,493)	623,125
Depreciation, depletion and reclamation	99,548	9,626	67,830	71,055	248,059	(67,830)	180,229
Exploration	17,005	—	—	18,967	35,972	—	35,972
Research and development	—	1,911	—	—	1,911	—	1,911
Other (income) expense	(1,779)	—	11,362	(123,533)	(113,950)	(11,362)	(125,312)
Gain on sale of assets	(1,708)	—	—	(250)	(1,958)	—	(1,958)
Earnings from Bruce Power						(120,722)	(120,722)
Non-segmented expenses						—	75,720

Earnings before income taxes and minority interest	90,485	31,042	120,722	212,993	455,242	—	379,522
Income tax expense							73,285
Minority interest							27,452

Net earnings							$278,785

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 [note 16] and the associated revenues and expenses prior to restructuring are eliminated in the adjustments column.